Exhibit 99.1

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

Notice to attend the Extra General Meeting of Olink Holding AB (publ)

The shareholders of Olink Holding AB (publ) (the “Company”), reg. no. 559189-7755, are hereby given notice to attend the Extra General Meeting to be held at 4:00 p.m. CET on Friday 5 July 2024, in the Company’s facilities at Salagatan 16A, Uppsala. Registration for the meeting commences at 3:30 p.m. CET.

NOTICE OF PARTICIPATION

Shareholders who wish to attend in the proceedings of the Extra General Meeting must:

•	be entered in the share register kept on behalf of the Company by Euroclear Sweden AB, as of Thursday 27 June 2024; and

•	notify the Company’s head office at Olink Holding AB (publ), Extra General Meeting 2024, Salagatan 16F, SE-753 30 Uppsala, Sweden or by telephone +46 (0)18 444 39 70 or via e-mail to ir@olink.com no later than Monday 1 July 2024. The notification must contain the shareholder’s name, social security number (registration number), address, telephone number and the number of shares represented as well as any attending counsel, maximum two.

Personal data obtained from the share register kept by Euroclear Sweden AB, notices and attendance at the meeting and information on representatives, proxies and assistants will be used for registration, preparation of the voting list for the meeting and, where appropriate, the minutes of the meeting. Personal data is handled in accordance with the Data Protection Regulation (European Parliament and Council Regulation (EU) 2016/679). For full information regarding the Company’s handling of personal data, please refer to our privacy policy: https://www.olink.com/about-us/integrity-policy/.

To be entitled to participate in the Meeting a shareholder whose shares are registered in the name of a nominee must, in addition to providing notification of participation, register its shares in its own name so that the shareholder is recorded in the share register on Thursday 27 June 2024. Such registration may be temporary (so-called voting right registration) and is requested from the nominee in accordance with the nominee’s procedures and such time in advance as the nominee determines. Voting right registrations completed not later than Monday 1 July 2024 are taken into account when preparing the share register.

The Company intends to enable shareholders to participate electronically via link. It should then be noted that such a procedure presupposes that the Meeting first approves that pre-registered persons participate via link. In the case of participation via link, there is no support for managing the voting register, which means that if participants via a link actively want to influence the Extra General Meeting’s decision, this must be done by proxy to a person who physically participates in the Extra General Meeting. If there are registered persons on Monday 1 July 2024 that wish to participate via link, the Company will send out an invitation with instructions on how to join the Extra General Meeting electronically.

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

OPPORTUNITY FOR SHAREHOLDERS TO EXERCISE THEIR VOTING RIGHTS THROUGH PROXY

Shareholders who do not wish to attend the meeting in person may authorize a proxy to exercise their voting rights. The power of attorney is proposed to be presented to the Chairman of the Meeting or another person whom the shareholder knows will attend the Extra General Meeting. If the power of attorney is exhibited to the Chairman of the Meeting, the power of attorney must be combined with a voting instruction so that the Chairman of the Meeting knows how to vote under the various decision points. If the power of attorney is not combined with a voting instruction, then the Chairman will not be able to represent the shareholder at the meeting. In other cases, the power of attorney should also be combined with a voting instruction. If participation will be by proxy, the shareholder shall issue a written, signed and dated proxy together with any documents verifying authority. Proxies for legal entities must also be accompanied by a certificate of incorporation or equivalent document verifying authority. A copy of the proxy, the voting instruction and any certificate of incorporation should, in advance, before the meeting be sent to the Company at the above address. The original proxy shall, if applicable, also be presented at the meeting. The Company provides the shareholders with proxy forms as well as blank voting instructions, which can be obtained at the Company’s head office or on the Company’s website www.investors.olink.com by the latest on Friday 14 June 2024.

Note that the possibility of having a proxy exercise the shareholders' voting rights at the Extra General Meeting presupposes that the shareholder has made a notification and is included in the share register in accordance with what is stated above in the Notice of participation. Thus, it is not enough to just submit a power of attorney form.

PROPOSED AGENDA

1.	Opening of the Meeting.

2.	Election of Chairman to preside over the Meeting.

3.	Preparation and approval of Electoral Register.

4.	Approval of the agenda proposed by the Board.

5.	Election of one or two persons to approve the Minutes.

6.	Determination of whether the Meeting has been properly convened.

7.	Resolution of fees for the Board of Directors.

8.	Closing of the Meeting.

PROPOSAL BY THE BOARD OF DIRECTORS WITH RESPECT TO RESOLUTION UNDER ITEM 2

The Chairman of the Board, Jon Hindar, is proposed as Chairman to preside over the Meeting.

PROPOSAL BY THE MAJORITY SHAREHOLDER WITH RESPECT TO RESOLUTIONS UNDER ITEM 7

The majority shareholder propose that each Board member of the Company serving at the time of the extra general meeting shall, in addition to the fee resolved by the Annual General Meeting, for as long as they remain a Board Member of the Company, receive an additional fee as follows:

•	an amount of USD 7,969 immediately following the extra general meeting; and

•	an amount of USD 7,969 as of 19 July 2024 and for each subsequent quarter until the 2028 Annual General Meeting,

    for a total amount of USD 127 504.

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

In the event that the Company undergoes a change of control, whereby a shareholder either i) acquires at least 90 per cent of the voting rights or shares in the Company, or ii) the current tender offer by a wholly owned subsidiary of Thermo Fisher Scientific Inc. for all the shares of the Company is declared unconditional, ("Change of Control") amounts shall be due for immediate payment as follows (with any remaining amounts being forfeited without consideration):

•	USD 31 876 if the Change of Control occurs on or before 18 July 2024;

•	USD 63 752 if the Change of Control occurs after 18 July 2024, but before or on 18 October 2024;

•	USD 95 628 if the Change of Control occurs after 18 October 2024 but before or on 18 January 2025; and

at most an amount of USD 127 504 if the Change of Control occurs after 18 January 2025.

In the event that Tommi Unkuri or Jon Heimer are members of the Board of Directors, neither of them shall receive any of the proposed amounts.

SHARES AND VOTES

The Company has issued a total of 124,739,269 shares. The total number of votes is 124,739,269. This information relates to the situation at the time of issuing this notice.

SHAREHOLDERS' RIGHT TO REQUEST INFORMATION

Pursuant to Chapter 7, section 32 and 57 of the Swedish Companies Act (Sw. aktiebolagslagen), the Board of Directors and the CEO are under a duty to, if any shareholder so requests and the Board of Directors deems that it can be made without material damage to the Company, provide information at the Extra General Meeting, regarding circumstances which may affect the assessment of a matter on the agenda or the Company’s economic situation. The duty of disclosure also includes the Company’s relationship to other group companies, the consolidated accounts and such circumstances regarding subsidiaries which are set out in the preceding sentence.

DOCUMENTATION

Proxy form and other documents that shall be available in accordance with the Swedish Companies Act will be available at the Company no later than Friday 14 June 2024 and will be sent to shareholders who so request and provide their postal address. These documents will also be available on the Company’s website on the same date.

Uppsala in June 2024

The Board of Directors

Olink Holding AB (publ)